Exhibit 4. 17

SERVICES AGREEMENT

THIS SERVICES AGREEMENT (the “Agreement”) made as of this 21 day of November, 2011 (the “Effective Date”) by and between CAN-FITE BIOPHARMA LTD., an Israeli-registered public company whose principal place of business is located at 10 Bareket Street, Petach Tikva, Israel ( “CanFite”), DENALI CONCRETE MANAGEMENT INC., a Nevada-registered company, whose principal place of business is located at 123 West Nye Lane, Suite 129, Carson City, NV 89706 (“Denali”), USA and its wholly owned subsidiary, EYEFITE LTD., an Israeli-registered private company whose principal place of business is located at 12 Abba Hillel Silver, Ramat Gan 52506, Israel (“EyeFite”; Denali and EyeFite collectively, the “Company”)

WHEREAS     following Effective Date, the Company shall be engaged in the clinical development of the therapeutic drug CF101 (“CF101”) for the field of ophthalmic diseases (the “Activities”); and

WHEREAS     the Company wishes to engage CanFite and CanFite wishes to be engaged by the Company, to provide services to the Company in connection with the Activities, as hereinafter set forth.

NOW THEREFORE, in consideration of the mutual undertakings and promises herein contained, the parties hereby agree as follows:

1.	THE ENGAGEMENT

1.1	Subject to the terms hereof, the Company hereby engages CanFite, and CanFite is hereby engaged by the Company as a service provider to the Company in connection with the Services (as hereinafter defined) to be provided by CanFite pursuant to this Agreement.

1.2	CanFite shall provide the Services under the direction of, subject to the approval of, and shall report to, the Company’s President and CEO (the “CEO”), or such person designated by the CEO or by the Company’s Board of Directors.

1.3	Without derogating from any other provision herein, CanFite acknowledges and agrees that during the term hereof the Company is free at all times to engage additional service providers, or to use its own employees, in addition to the Services to be provided by CanFite pursuant to this Agreement.

2.	REPRESENTATIONS BY CANFITE

CanFite hereby represents and warrants as follows:

2.1	There is no limitation and/or restriction in any agreement to which it is party, or by which it is bound, on its ability to enter into this Agreement and/or to enter into a business relationship with the Company in accordance with the provisions of this Agreement.

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2.2	CanFite will exercise reasonable care and diligence to prevent, and will not take, any action which could result in a conflict with, or be prejudicial to, the interests of the Company.

2.3	In rendering the Services, CanFite will be deemed to be, and it expressly agrees and confirms that it is, an independent contractor, and neither this Agreement nor the performance of any of the terms hereof will be deemed to constitute or create any other relationship between CanFite and the Company.

2.4	CanFite shall not be considered an employee, agent or legal representative of the Company for any purpose whatsoever.

2.5	CanFite is not granted and it shall not exercise the right or authority to assume or create any obligation or responsibility on behalf of or in the name of the Company, including without limitation, contractual obligations and obligations based on warranties or guarantees.

2.6	For avoidance of doubt, it is herby clarified that the Company will be responsible for any payments (in the same service fee mechanism detailed in Schedule B) which are based on agreements that were already signed in regards to the services detailed in Schedule A of this Agreement.

3.	TERM AND TERMINATION

3.1	Subject to the provisions of Section 3.2 below, this Agreement shall take effect from the Effective Date and shall continue in full force and effect until terminated by either party as set forth below (the “Term”) unless:

3.1.1	Following the first anniversary of this Agreement, either party shall have given not less than six (6) months’ prior written notice to the other terminating this Agreement; or

3.1.2	either party shall have given notice to the other terminating this Agreement in accordance with the provisions of Section 3.2 hereof.

3.2	Without prejudice to the provision of Section 3.1 above:

3.2.1	the Company shall have the right to terminate this Agreement for “cause”, at any time, by giving CanFite notice of termination for such cause, stating the reasons constituting the cause. In such event, this Agreement shall be terminated as of the time of delivery of the said notice. For purposes hereof “cause” shall mean (a) a breach of trust by CanFite, including for example, but not limited to, acts of theft or embezzlement; or (b) material breach by CanFite of this Agreement which shall not be remedied within fifteen (15) days after service of notice by the Company on CanFite specifying the breach and requiring remedy thereof, if possible; or (c) CanFite becoming bankrupt or insolvent or ceasing, or threatening to cease, to carry on business or being unable to pay its debts as they fall due, or a receiver or other encumbrance being appointed to the undertaking and assets or any material part thereof of CanFite ..

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3.2.2	CanFite shall have the right to terminate this Agreement for “cause”, at any time, by giving the Company notice of termination for such cause, stating specifically the reasons constituting the cause. In such event, this Agreement shall be terminated as of the time of delivery of the said notice. For the purposes hereof “cause” shall mean (a) a material breach by the Company of this Agreement or the License Agreement dated November 21, 2011, which breach shall not have been remedied within fifteen (15) days of service of a notice in writing by CanFite on the Company requiring remedy of such breach; or (b) the Company becoming bankrupt or insolvent or ceasing, or threatening to cease, to carry on business or being unable to pay its debts as they fall due, or a receiver or other encumbrance being appointed to the undertaking and assets or any material part thereof of the Company ..

4.	EXTENT AND SCOPE OF SERVICES

During the Term, CanFite shall provide the Company with the Services as detailed in Schedule A attached hereto.

5.	COMPENSATION

5.1	In consideration of the fulfillment of CanFite’s obligations hereunder, including the provision of the Services to the Company, the Company shall pay CanFite a fee (the “Services Fee”) as set forth in Schedule B attached hereto, upon the performance and in consideration for the Services listed in Schedule A attached hereto. Furthermore, the Company hereby grants to CanFite a royalty to be paid to CanFite from any and all proceeds (including, but not limited to, sales revenues, and up front, milestones and royalties payments from third parties) received by the Company (or any affiliate of the Company including its wholly owned subsidiary, Eye-Fite Ltd.) or any of its affiliates in relation to the Activities related to CF101, of 2.5% of any such proceeds (the “Additional Fees”). The terms of the Additional Fees are set out in Schedule B attached hereto.

5.2	CanFite shall deliver to the Company a monthly invoice for the Services Fee and the Company shall pay the amounts included in such monthly invoice within 30 days of receipt of such invoice.

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6.	INTELLECTUAL PROPERTY RIGHTS

6.1	Inventorship of information, know-how, data, discoveries, developments, designs, inventions, methods, processes, techniques, materials, formulae, trade secrets, trademarks, copyrights, patents and patent applications and other proprietary information conceived and/or reduced to practice in connection with, or as a result of, CanFite’s Activities hereunder (the “Intellectual Property Rights”) shall belong to CanFite (each a “CanFite Invention”). CanFite hereby grants to EyeFite a royalty-free, a field of use exclusive license to use and exploit CanFite Inventions for treatment of ophthalmic diseases by the use of CF101 as detailed in the License Agreement between CanFite and EyeFite which is annexed hereto as Annex A (the “License Agreement”).

6.2	Nothing in this Section 6 shall apply to any designs, know-how, information and/or intellectual property rights owned by or in the possession of CanFite before the Effective Date, and CanFite is free to make any use whatsoever of such designs, know-how, information and/or intellectual property rights, subject, however, to the terms of the License Agreement.

7.	LIMITED WARRANTY AND RESTRICITONS OF CANFITE’S LIABILITY

7.1	Notwithstanding anything in this Agreement, CanFite does not exclude or restrict its liability (if any) in respect of any of the following:

(a)       a deliberate neglect of CanFite in the provision of the Services with knowledge of such neglect.

(b)       fraud;

(c)       the death of, or personal injury to, any person caused by negligence;

(d)       any liability which by statute it cannot exclude.

7.2	The monies payable under this Agreement have been agreed between CanFite and the Company on the basis of the provisions in this Agreement restricting the liability of CanFite to the Company. The Company expressly agrees that these restrictions are reasonable because of (amongst other things) the level of the monies agreed and the likelihood that the damages which would otherwise be payable to the Company could be disproportionately greater than the value of the obligations of the Company under this Agreement. The Company acknowledges that it could have required CanFite to accept increased liability under this Agreement in return for higher charges. The Company shall arrange and take out its own insurance cover for any losses it could suffer or incur which are not recoverable under this Agreement.

7.3	The Company shall not issue legal proceedings against CanFite in respect of any cause of action arising under or out of this Agreement unless it does so within 6 months from when the Company ought reasonably to have been aware of the relevant facts giving rise to that cause of action.

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7.4	CanFite will not be liable to the Company for any indirect, incidental or consequential or pure economic loss or damage (including any loss of business, revenue, profit, reputation or anticipated savings) caused directly or indirectly by any means whatsoever (including negligence or breach of statutory duty on the part of CanFite, its representatives, or any other of its agents and sub-contractors, or the employees of CanFite or its agents or subcontractors).

7.5	The aggregate liability of CanFite in respect of all claims by the Company in respect of each event (which term includes a series of connected events) and arising out of this Agreement or any breach of this Agreement for which CanFite is held liable, is limited to the higher of: the following:

(a)	The monies payable to CanFite by the Company under this Agreement during the first contract year; or

(b)	The monies payable to the Company by CanFite under this Agreement during the contract year during which the liability arises.

8.	INDEMNITY

To the extent permitted by law, each party (the “Indemnifying Party”) shall defend, Indemnify and hold harmless the other party (an “Indemnified Party”) and its officers, agents, servants and employees from any claim, demand, cause of action, damage, cost, expense, Joss or liability, in Jaw or in equity, of any nature (collectively the “Liabilities”) to which the Indemnified Party may become subject as a result of (i) the breach of any of the Indemnifying Party’s representations, warranties or obligations set forth herein, or (ii) arising out of the negligence or willful misconduct of the Indemnifying Party or its agents, contractors, officers or employees.

9.	MISCELLANEOUS

9.1	This Agreement shall be subject to the laws of the State of Israel.

9.2	This Agreement is the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior understandings, agreements and discussions between them, either written or oral, with respect to such subject matter.

9.3	No alteration of or modification to any of the provisions of this Agreement shall be valid unless made in writing and signed by both parties.

9.4	The failure of either Party hereto to enforce at any time or for any period any provision of this Agreement shall not be construed as a waiver of such right or provision, and such Party shall be entitled to enforce such right or provision at any time as it shall see fit.

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9.5	Any notice required or permitted hereunder shall be given in writing and shall be deemed given if sent by facsimile transmission or registered airmail to the address of the Party. If sent by facsimile, it shall be deemed to have arrived twenty-four (24) hours after transmission, and if sent by registered airmail, it shall be deemed to have arrived ten (10) days after posting.

9.6	CanFite shall not assign this Agreement to any third party, in whole or in part, without the prior written consent of the Company which shall be at the Company’s sole discretion.

IN WITNESS WHEREOF, the parties have executed this Agreement

/s/ Pnina Fishman	/s/ Motti Farbstein	/s/ Mathew G. Rule
CAN-FITE BIOPHARMA LTD.		DENALI CONCRETE MANAGEMENT INC.

Name: Pnina Fishman	Motti Farbstein	Name: Mathew G. Rule
Title CEO	COO	Title President
Date:		Date: 11/21/2011

/s/ Pnina Fishman	/s/ Motti Farbstein
EYE-FITE LTD.

Name: Pnina Fishman	Motti Farbstein
Title CEO	COO
Date:

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Schedule A

THE SERVICES

CanFite shall manage, for and on behalf of the Company, all activities relating to pre-clinical and clinical studies performed for the development of the ophthalmic indications of CF101, including pre-clinical studies, drug manufacturing and supply, QT study in human beings, payments to consultants such as Dr. Bill Kerns and Dr. Mike Silverman for their role involved in the on-going clinical trials and all activities need to be conducted in order to launch CF101 to the market for the ophthalmic indications.

CanFite and the Company may, from time to time, mutually agree in writing to add or amend the Services provided hereunder.

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Schedule B

THE SERVICE FEE

The Service Fee shall consist of all reasonable expenses and costs incurred by CanFite in its provision of the Services hereunder plus 15% (to such amounts VAT, if applicable, will be added), and in relation to expenses and costs of intellectual property maintenance, CanFite shall “pass through” any such payments and expenses made to third parties and shall receive reimbursement for such costs and expenses from the Company.

Any and all taxes regarding the payments made to CanFite hereunder (Service Fee and the Royalty) shall be borne solely by CanFite. All payments due to be made by the Company under this Agreement shall be made free and clear of, and without deduction or withholding for, or on account of, any taxes, except to the extent Company is required by law to deduct or withhold any taxes on any amounts payable hereunder. In such an event, unless CanFite shall provide the Company with any exemption from tax deduction or withholding if and to the extent CanFite has one - the Company shall deduct such taxes as required by law, provided that such taxes are paid to the appropriate tax authorities.

ADDITIONAL FEES ON SUBLICENSE REVENUES

As additional consideration for the Activities hereunder, the Company agrees to pay to CanFite additional fees (“Additional Fees”) equal to 2.5% of any revenues received by the Company (or any affiliate of the Company including its wholly owned subsidiary, Eyefite Ltd.) for rights to CF101 from third-party sublicensees (including up front payments, developmental or commercial milestones, royalties on net sales and any similar payments, but not including payments to support or reimburse the Company for research, development, manufacturing or commercial expenses or for equity. Additional Fees shall be due and payable to CanFite within thirty (30) days of receipt by the Company. No Additional Fees shall be owed to Can-Fite if the Company terminates the Services Agreement for cause pursuant to Section 3.2.1 prior to the date eighteen (18) months after the Effective Date (the “Vesting Date”).

Can-Fite will have the right, at any time after the Effective Date until the expiry of 5 years from the Effective Date, to receive in exchange for its rights to the Additional Fees, a warrant to purchase 2, 160, I 02 shares of Common Stock of the Company (the “Shares”) at a price of $1.144 per share; provided, however, that, in the event that, within 12 months of the Effective Date, the Company or its affiliates complete any transaction that has an aggregate value of more than US$100 Million (inclusive of any amounts that are held in escrow, subject to earn-outs, development or commercial milestone or any other contingencies and aggregate potential royalty payments based on market projections), then Can-Fite shall have the right to purchase the Shares at par value; provided that, prior thereto, the Company has not terminated the Services Agreement for cause pursuant to Section 3.2.1. Additional terms and conditions of the Warrants shall include anti-dilution, cashless exercise and other customary terms and conditions which shall be set out in a mutually agreed upon Warrant Agreement attached hereto as Schedule C.

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